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THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE, NOR A SOLICITATION OF AN
OFFER TO SELL THE SECURITIES. THE OFFER IS MADE ONLY BY THE OFFER TO PURCHASE AND THE RELATED AGREEMENT OF TRANSFER AND SALE AND IS NOT BEING MADE (NOR WILL TENDERS BE ACCEPTED FROM) HOLDERS OF UNITS IN ANY JURISDICTION WHICH THE OFFER OR THE ACCEPTANCE THEREOF WILL NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTION; IN THOSE JURISDICTIONS WHERE SECURITIES LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF THE PURCHASER ONLY BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

         NOTICE OF PRICE INCREASE AND EXTENSION OF OFFER TO PURCHASE FOR CASH
            UP TO 6,500 UNITS OF LIMITED PARTNERSHIP INTERESTS ("UNITS")
                    OF ML MEDIA PARTNERS, L.P.(THE "PARTNERSHIP")
             BY SMITHTOWN BAY, LLC, A DELAWARE LIMITED LIABILITY COMPANY
                                  (THE "PURCHASER")


The Purchase Price of the offer to purchase for cash of up to 6,500 Units held by the unit holders of the Partnership (the "Unit Holders") has been increased to $1,100 per Unit and the offer has been extended and is now scheduled to expire at 12:00 midnight, Eastern Time on March 30, 1999, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open. As of the close of business on February 22, 1999, 996 Units (0.53%) have been tendered to Purchaser and not withdrawn.

For copies of Supplement No. 1 to the Offer to Purchase, please contact Mavricc Management Systems, Inc. at P.O. Box 7090, Troy, Michigan 48007-7090 or by telephone 1-800-500-3243.


                                  February 25, 1999